Form 40-F
period 2003-12-31
AGRIUM INC
filed 2004-03-26
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 40-F

                            (Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2003

Commission file number:	No. 001-14460

Agrium Inc.

(Exact name of registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2873/5191

(Primary standard industrial classification code number)

98-0346248

(I.R.S. employer identification number)

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

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	126,584,963

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Agrium Inc. (the “Registrant”) maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(e) and 15d-14(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified in the SEC’s rules and forms.

B.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. Harry G. Schaefer has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Registrant).

The SEC has indicated that the designation of Mr. Schaefer as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (included as Exhibit 7 to this report) that applies to all directors, officers and employees of the Registrant.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2002 and 2003. During these years, KPMG LLP was our only external auditor.

Category	Year Ended December 31,

	2002	2003

Audit Fees(1)	$585,000	$562,000
Audit-Related Fees(2)	$94,000	$97,000
Tax Fees(3)	$269,000	$299,000
All Other Fees(4)	$0	$7,000

Total	$948,000	$965,000

(1) For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2) For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above. These services consisted of audits of the financial statements of the U.S. Defined Benefit Pension Plans and 401(k) Retirement Savings Plans for the fiscal years 2002 and 2003; audits of the combined financial statements for North America Retail Operations for the fiscal years 2002 and 2003; audits of the financial statements for VU Partnership for the fiscal years 2002 and 2003; consultations concerning internal controls and financial accounting and reporting standards; and compliance reports relating to contractual debt arrangements.

(3) For professional services rendered by KPMG LLP in connection with tax compliance, tax advice and tax planning. These services consisted of advice relating to the accounts receivable securitization program; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.

(4) For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These services consisted of miscellaneous corporate reporting and compliance services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of services described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 35 of Exhibit 2 to this report and note 6 to the Registrant’s audited financial statements included as Exhibit 3 of this report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 33 of Exhibit 2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Harry G. Schaefer (Chair), Ralph S. Cunningham, Susan A. Henry, Victor J. Zaleschuk and Frank W. Proto.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AGRIUM INC.

Date: March 26, 2004	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2003

2.	Management’s Discussion and Analysis from the 2003 Annual Report to Shareholders

3.	Audited Annual Financial Statements for the Year Ended December 31, 2003

4.	Consent Letter from KPMG LLP

5.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

6.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

7.	Business Code of Conduct & Ethics