Form 40-F
period 2004-12-31
AGRIUM INC
filed 2005-02-14
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of of 1934

For fiscal year ended:	December 31, 2004

Commission file number:	No. 001-14460

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

Common Shares	131,871,135

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

Yes     ☑                    No     ☐

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Annual Information Form for the Year Ended December 31, 2004
Management's Discussion and Analysis from the 2004 Annual Report to Shareholders
Audited Annual Financial Statements for the Year Ended December 31, 2004
Consent Letter from KPMG LLP
Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States

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

CODE OF ETHICS

     The Registrant has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Registrant. The Code of Business Conduct and Ethics has been posted on the Registrant’s web site and may be viewed by visiting www.agrium.com and selecting the “Corporate Governance” icon within the section entitled “Investor Information.”

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2003 and 2004. During these years, KPMG LLP was our only external auditor.

	Year Ended December 31,
Category	2003	2004

Audit Fees (1)	$562,000	$678,000
Audit-Related Fees(2)	$97,000	$47,000
Tax Fees(3)	$299,000	$206,000
All Other Fees(4)	$7,000	$3,000

Total	$965,000	$934,000

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above. These services consisted of audits of the combined financial statements for North America Retail Operations for the fiscal years 2003 and 2004; audits of the financial statements for VU Partnership for the fiscal years 2003 and 2004; consultations concerning financial accounting and reporting standards; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP in connection with tax compliance, tax advice and tax planning. These services consisted of advice relating to the accounts receivable securitization program; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These services consisted of miscellaneous corporate reporting and compliance services.

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

OFF-BALANCE SHEET ARRANGEMENTS

     See page 31 of Exhibit 2 to this report and note 7 to the Registrant’s audited financial statements included as Exhibit 3 of this report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     See page 30 of Exhibit 2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Harry G. Schaefer (Chair), Neil Carragher, Ralph S. Cunningham, Victor J. Zaleschuk and Frank W. Proto.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AGRIUM INC.
Date: February 14, 2005	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2004

99.2	Management’s Discussion and Analysis from the 2004 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2004

99.4	Consent Letter from KPMG LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States