Form 40-F
period 2005-12-31
AGRIUM INC
filed 2006-03-03
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2005

Commission file number:	No. 001-14460
AGRIUM INC.
(Exact name of registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
2873/5191
(Primary standard industrial classification code number)
98-0346248
(I.R.S. employer identification number)
13131 Lake Fraser Drive S.E.
Calgary, Alberta
T2J 7E8 Canada
(403) 225-7000
(Address and telephone number of registrant’s principal executive offices)
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

Common Shares	130,851,592
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
The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-114276).

DISCLOSURE CONTROLS AND PROCEDURES
PRINCIPAL DOCUMENTS
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Annual Information Form for the Year Ended December 31, 2005
Management's Discussion and Analysis from the 2005 Annual Report to Shareholders
Audited Financial Statements for the Year Ended December 31, 2005
Consent Letter from KPMG LLP
Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference
Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

DISCLOSURE CONTROLS AND PROCEDURES
A.	Evaluation of Disclosure Controls and Procedures
     Agrium Inc. (the “Registrant”) maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
The Registrant’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Registrant’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
B.	Changes in Internal Control Over Financial Reporting
     There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
(1)	Annual Information Form for the Year Ended December 31, 2005 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2005 (included as Exhibit 99.3 hereto).
AUDIT COMMITTEE FINANCIAL EXPERT
     The Registrant’s Board of Directors has determined that it has at least one “audit committee financial expert” (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. Harry G. Schaefer has been determined to be such audit committee financial expert and is “independent” (as such term is defined in the New York Stock Exchange’s corporate governance standards).
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
CODE OF ETHICS
     The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Registrant. The Code of Business Conduct and Ethics has been posted on the Registrant’s web site and may be viewed by visiting www.agrium.com and selecting the “Corporate Governance” icon within the section entitled “Investor Information.”
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2004 and 2005. During these years, KPMG LLP was our only external auditor.

Category	Year Ended December 31,
	2004	2005
Audit Fees (1)	$678,000	$777,000
Audit-Related Fees(2)	$47,000	$63,000
Tax Fees(3)	$206,000	$277,500
All Other Fees(4)	$3,000	$56,000

Total	$934,000	$1,173,500

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above, including audits of the combined financial statements of subsidiaries; consultations concerning financial accounting and reporting standards; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning, including advice relating to the accounts receivable securitization program; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These services consisted of miscellaneous corporate reporting and compliance services.
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
     The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
     The required disclosure is included on page 55 of Exhibit 99.2 to this Form 40-F and in note 7 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The required disclosure is included on page 54 of Exhibit 99.2 to this Form 40-F.
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
     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AGRIUM INC.
Date: March 3, 2006	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2005

99.2	Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2005

99.4	Consent Letter from KPMG LLP

99.5	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference

99.6	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code