Form 40-F
period 2006-12-31
AGRIUM INC
filed 2007-03-05
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2006

Commission file number:	No. 001-14460
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
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
U.S.A.
(212) 894-8940
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

Common Shares	133,060,973
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
The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form F-9 (File No. 333-133965) and Registration Statements on Form S-8 (File Nos. 333-114276 and 333-132207).

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
(1)	Annual Information Form for the Year Ended December 31, 2006 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2006 (included as Exhibit 99.3 hereto).
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
     Mr. Victor J. Zaleschuk has been appointed by the Board of Directors to succeed Mr. Schaefer as the Chair of the Audit Committee effective upon Mr. Schaefer’s retirement from the Board on May 9, 2007. The Board has also determined that Mr. Zaleschuk is an “audit committee financial expert” (as such term is defined in the rules and regulations of the SEC), and that Mr. Zaleschuk is “independent” (as such term is defined in the New York Stock Exchange’s corporate governance standards).
     The SEC has indicated that the designation of an individual as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2005 and 2006. During these years, KPMG LLP was our only external auditor.

Category	Year Ended December 31,
	2005	2006
Audit Fees (1)	$777,000	$1,940,500
Audit-Related Fees(2)	$63,000	105,000
Tax Fees(3)	$277,500	181,100
All Other Fees(4)	$56,000	4,000

Total	$1,173,500	$2,230,600

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. The increase in audit fees in 2006 over 2005 is primarily attributable to and reflective of the additional work that was required in 2006 to comply with Section 404 of the Sarbanes Oxley Act of 2002.
(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above, including audits of the combined financial statements for North America Retail Operations for the fiscal years 2005 and 2006; audits of the financial statements for VU Partnership for the fiscal years 2005 and 2006; and compliance reports relating to contractual debt arrangements.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.
(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance, and translation services.
(5)	The above amounts exclude billings from KPMG USA to Royster-Clark which had been pre-approved by the Royster-Clark audit committee in the amounts of: Audit Fees ($nil), Audit-Related Fees ($nil), Tax Fees ($374,700) and All Other Fees ($nil) related to 2006.

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
OFF-BALANCE SHEET ARRANGEMENTS
     The required disclosure is included on page 69 of Exhibit 99.2 to this Form 40-F and in note 7 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The required disclosure is included on page 68 of Exhibit 99.2 to this Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE
     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Harry G. Schaefer (Chair), Neil Carragher, Ralph S. Cunningham, Russell K. Girling, Frank W. Proto, and Victor J. Zaleschuk.
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

AGRIUM INC.
Date: March 5, 2007	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2006

99.2	Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2006

99.4	Consent Letter from KPMG LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code