Form 40-F
period 2007-12-31
AGRIUM INC
filed 2008-03-10
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended:	December 31, 2007
Commission file number:	No. 001-14460
AGRIUM INC.
(Exact name of registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
2870
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
157,738,413 Common Shares outstanding as of December 31, 2007
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐
The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form F-10
(File No. 333-147767) and Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207 and 333-143334).

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
(1)	Annual Information Form for the Year Ended December 31, 2007 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2007 Annual Report to Shareholders (included as Exhibit 99.2 hereto);

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2007 (included as Exhibit 99.3 hereto); and

(4)	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2007, 2006 and 2005.
DISCLOSURE CONTROLS AND PROCEDURES
A.	Certifications

The required disclosure is included in Exhibits 99.7 – 99.10 to this Annual Report on Form 40-F.
B.	Evaluation of Disclosure Controls and Procedures

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
E.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
     The Registrant’s Board of Directors has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Mr. Victor J. Zaleschuk has been determined to be such audit committee financial expert and is “independent” (as such term is defined in the New York Stock Exchange’s corporate governance standards).
     Paragraph 8(d) of General Instruction B to Form 40-F indicates that the designation of an individual as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
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

     The Code of Ethics is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting the Registrant in writing at 13131 Lake Fraser Drive S.E., Calgary, AB T2J 7E8, by telephone at (403) 225-7000, or on the Registrant’s website at www.agrium.com.
     In the past fiscal year, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.
NOTICES PURSUANT TO REGULATION BTR
     Not applicable.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2006 and 2007. During these years, KPMG LLP was our only external auditor.

	Year Ended December 31,
Category	2006	2007
Audit Fees(1)	$1,940,500	$2,768,800
Audit-Related Fees(2)	105,000	161,800
Tax Fees(3)	181,100	248,700
All Other Fees(4)	4,000	—

Total(5)	$2,230,600	$3,179,300

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above, including audits of the combined financial statements for North America Retail Operations and for VU Partnership for fiscal year 2006; subsidiary audit procedures in Egypt, Hungary, Chile and Spain for fiscal year 2007; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance, and translation services.

(5)	The above amounts exclude billings from KPMG USA to Royster-Clark which had been pre-approved by the Royster-Clark audit committee in the amounts of: Audit Fees ($nil), Audit-Related Fees ($nil), Tax Fees ($374,700) and All Other Fees ($nil) related to 2006.

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
OFF-BALANCE SHEET ARRANGEMENTS
     The required disclosure is included on page 77 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of the Annual Report on Form 40-F and in note 7 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The required disclosure is included on page 75 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of the Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE
     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Victor J. Zaleschuk (Chair), Ralph S. Cunningham, Russell K. Girling, Russell J. Horner, and Frank W. Proto.
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

AGRIUM INC.
Date: March 10, 2008	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form for the Year Ended December 31, 2007

99.2	Management’s Discussion and Analysis from the 2007 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2007

99.4	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2007, 2006 and 2005

99.5	Consent Letter from KPMG LLP

99.6	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

99.7	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.8	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.9	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.10	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code