Form 40-F
period 2008-12-31
AGRIUM INC
filed 2009-03-09
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended: December 31, 2008
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
156,782,323 Common Shares outstanding as of December 31, 2008
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐
The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-147767) and Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334 and 333-149666).

PRINCIPAL DOCUMENTS
DISCLOSURE CONTROLS AND PROCEDURESC
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
NOTICES PURSUANT TO REGULATION BTR
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8
Exhibit 99.9
Exhibit 99.10

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
(1)	Annual Information Form for the Year Ended December 31, 2008 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2008 Annual Report to Shareholders (included as Exhibit 99.2 hereto);

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2008 (included as Exhibit 99.3 hereto); and

(4)	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006.
DISCLOSURE CONTROLS AND PROCEDURES
A.	Certifications
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

C.	Management’s Annual Report on Internal Control Over Financial Reporting
          The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal years ended December 31, 2008, 2007 and 2006 filed as part of this Annual Report on Form 40-F.
D.	Attestation Report of the Independent Registered Public Accounting Firm
          The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2008 filed as part of this Annual Report on Form 40-F.
E.	Changes in Internal Control Over Financial Reporting
          During the year, the Registrant completed its acquisition of UAP Holding Corp. (“UAP”). The Registrant successfully maintained an effective control environment for 2008 by maintaining both UAP’s pre-existing control environment as well as the Registrant’s legacy Retail Business Unit’s control environment.
          Apart from the UAP acquisition, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
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
NOTICES PURSUANT TO REGULATION BTR
          Not applicable.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2007 and 2008. During these years, KPMG LLP was the Registrant’s only external auditor.

Category	Year Ended December 31
	2007	2008
	$	$

Audit Fees(1)	2,768,800	2,952,300
Audit-Related Fees(2)	161,800	315,800
Tax Fees(3)	248,700	325,040
All Other Fees(4)	Nil	Nil

Total	3,179,300	3,593,140

(1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above, including subsidiary audit procedures in Egypt, Hungary, Chile and Spain for fiscal year 2008; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

(4)	For services provided by KPMG LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance and transaction services.

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
OFF-BALANCE SHEET ARRANGEMENTS
          The required disclosure is included on page 75 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2008, filed as part of the Annual Report on Form 40-F and in note 9 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
          The required disclosure is included on page 73 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2008, filed as part of the Annual Report on Form 40-F.
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

AGRIUM INC.
Date: March 9, 2009	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2008

99.2	Management’s Discussion and Analysis from the 2008 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2008

99.4	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006

99.5	Consent Letter from KPMG LLP

99.6	Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

99.7	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.8	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.9	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.10	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code