Form 40-F/A
period 2008-12-31
AGRIUM INC
filed 2009-09-10
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2008
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
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
U.S.A.
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐
This Amendment No. 1 to the Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620) and Exhibit 99.4 to this Amendment No. 1 to the Annual Report on Form 40-F shall be incorporated by reference as an exhibit to the Registrant’s Registration Statement on Form F-10 (File No. 333-147767).

EXPLANATORY NOTE
     This Amendment No. 1 to the Annual Report on Form 40-F for the fiscal year ended December 31, 2008 (this “Amendment”) of Agrium Inc. (the “Registrant”) is being filed for the purpose of filing the Registrant’s Revised Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006, including the auditors’ report with respect thereto.
     The Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2008, 2007 and 2006 has been revised to provide additional U.S. GAAP disclosures about inventory reserves, depreciation, and cash flows and to disclose the gross amount of each reconciling adjustment, with separate disclosure of related income taxes, in the reconciliation of net earnings under Canadian GAAP to U.S. GAAP and the cumulative effect of adjustments from Canadian GAAP to U.S. GAAP on shareholders’ equity.
     Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on March 9, 2009 (the “Original Filing”) or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.
PRINCIPAL DOCUMENTS
     The following document has been filed as part of this Amendment No. 1 to the Annual Report on Form 40-F:
(1)	Revised Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006 (included as Exhibit 99.4 hereto).
CERTIFICATIONS
     The required disclosure is included in Exhibits 99.7 – 99.10 to this Amendment No. 1 to the Annual Report on Form 40-F.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.     Undertaking.
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
B.     Consent to Service of Process.
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

AGRIUM INC.
Date: September 10, 2009	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
99.1**	Annual Information Form for the Year Ended December 31, 2008
99.2**	Management’s Discussion and Analysis from the 2008 Annual Report to Shareholders
99.3**	Audited Annual Financial Statements for the Year Ended December 31, 2008
99.4*	Revised Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006
99.5*	Consent Letter from KPMG LLP
99.6**	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences
99.7*	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)
99.8*	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)
99.9*	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.10*	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Filed herewith.

**	Previously filed with the Registrant’s annual report on Form 40-F for the fiscal year ended December 31, 2008, filed on March 9, 2009.