Form 40-F
period 2009-12-31
AGRIUM INC
filed 2010-03-08
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended: December 31, 2009
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
157,243,423 Common Shares outstanding as of December 31, 2009
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes          ☑                                                            No          ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes          ☐                                                            No          ☐
The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-161829) and Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620).

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
(1)	Annual Information Form for the Year Ended December 31, 2009 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2009 Annual Report to Shareholders (included as Exhibit 99.2 hereto);

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2009 (included as Exhibit 99.3 hereto); and

(4)	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2009, 2008 and 2007.
DISCLOSURE CONTROLS AND PROCEDURES
A.	Certifications
     The required disclosure is included in Exhibits 99.7 — 99.10 to this Annual Report on Form 40-F.
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

C.	Management’s Annual Report on Internal Control Over Financial Reporting
     The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal years ended December 31, 2009, 2008 and 2007 filed as part of this Annual Report on Form 40-F.
D.	Attestation Report of the Independent Registered Public Accounting Firm
     The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 filed as part of this Annual Report on Form 40-F.
E.	Changes in Internal Control Over Financial Reporting
     During the year, the Registrant completed its integration of UAP Holding Corp. (“UAP”). The Registrant successfully maintained an effective control environment for 2009 by maintaining both UAP’s pre-existing control environment as well as the Registrant’s legacy Retail Business Unit’s control environment.
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
NOTICES PURSUANT TO REGULATION BTR
     Not applicable.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2008 and 2009. During these years, KPMG LLP was the Registrant’s only external auditor.

	Year Ended December 31
	2008	2009
Category	$	$

Audit Fees(1)	2,952,300	2,675,000
Audit-Related Fees(2)	315,800	635,050
Tax Fees(3)	325,040	251,532
All Other Fees(4)	Nil	Nil

Total	3,593,140	3,561,582

(1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above, including subsidiary audit procedures in Egypt, Hungary, Chile and Spain for fiscal year 2009; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

(4)	For services provided by KPMG LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance and transaction services.

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
OFF-BALANCE SHEET ARRANGEMENTS
     The required disclosure is included on page 68 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of the Annual Report on Form 40-F and in note 8 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The required disclosure is included on page 67 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of the Annual Report on Form 40-F.
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

AGRIUM INC.
Date: March 8, 2010	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2009

99.2	Management’s Discussion and Analysis from the 2009 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2009

99.4	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2009, 2008 and 2007

99.5	Consent Letter from KPMG LLP

99.6	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

99.7	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.8	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.9	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.10	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code