Form 40-F
period 2010-12-31
AGRIUM INC
filed 2011-03-07
CIK 943003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)
☐       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑       Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2010
Commission file number:	No. 001-14460
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
157,665,210 Common Shares outstanding as of December 31, 2010
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐
The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statements on Form F-10 (File Nos. 333-170580 and 333-161829) and Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620).

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
(1)	Annual Information Form for the Year Ended December 31, 2010 (included as Exhibit 99.1 hereto);
(2)	Management’s Discussion and Analysis from the 2010 Annual Report to Shareholders (included as Exhibit 99.2 hereto);
(3)	Audited Annual Financial Statements for the Year Ended December 31, 2010 (included as Exhibit 99.3 hereto); and
(4)	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2010, 2009 and 2008.
DISCLOSURE CONTROLS AND PROCEDURES
A.	Certifications

The required disclosure is included in Exhibits 99.8 – 99.11 to this Annual Report on Form 40-F.

B.	Evaluation of Disclosure Controls and Procedures

Agrium Inc. (the “Registrant”) maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on this evaluation, the CEO and CFO concluded that as of December 31, 2010, the Registrant did maintain effective internal control over financial reporting.

The Registrant’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraphs, the CEO and CFO believe that the Registrant’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal years ended December 31, 2010, 2009 and 2008 filed as part of this Annual Report on Form 40-F.

The Registrant acquired AWB Limited (“AWB”) on December 3, 2010 for total cash consideration of approximately AUD $1.236 billion (approximately $1.208 billion) and on December 15, 2010 the Registrant entered into a definitive agreement to dispose of the majority of the Commodity Management business of AWB to Cargill Inc., in each case as more fully described in Notes 3 and 4 of the Registrant’s Audited Annual Financial Statements for the Year Ended December 31, 2010 filed as Exhibit 99.3 to this Annual Report on Form 40-F. In conducting their evaluation of the effectiveness of the Registrant’s internal controls over financial reporting, the CEO and CFO excluded the internal controls within AWB and its subsidiaries due to the proximity to year-end of the AWB acquisition and subsequently announced disposition. AWB’s operations since the date of the acquisition constituted less than 5% of the Registrant’s consolidated revenues and income before income taxes and less than 19% and 27% of total and net assets, respectively, as of and for the year ended December 31, 2010.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Independent Auditors’ Report of Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F as Exhibit 99.7. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 filed as part of this Annual Report on Form 40-F.

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
NOTICES PURSUANT TO REGULATION BTR
     Not applicable.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2009 and 2010. During these years, KPMG LLP was the Registrant’s only external auditor.

Category	Year Ended December 31

	2009	2010
	CAD $	CAD $

Audit Fees(1)	3,310,050	3,079,600
Audit-Related Fees	Nil	Nil
Tax Fees(2)	251,532	490,288
All Other Fees	Nil	Nil

Total	3,561,582	3,569,888
(1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
     The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services described in footnote 2 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
     The required disclosure is included on page 55 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of the Annual Report on Form 40-F and in note 16 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The required disclosure is included on page 54 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of the Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE
     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Victor J. Zaleschuk (Chair), David J. Lesar, John E. Lowe, Russell K. Girling and A. Anne McLellan.
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

AGRIUM INC.
Date: March 7, 2011	By:	/s/ Michael M. Wilson
		Name:	Michael M. Wilson
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2010

99.2	Management’s Discussion and Analysis from the 2010 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2010

99.4	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2010, 2009 and 2008

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Independent Auditors’ Report of Registered Public Accounting Firm regarding the Registrant’s Audited Annual Financial Statements

99.7	Independent Auditors’ Report of Registered Public Accounting Firm regarding the Registrant’s Internal Controls over Financial Reporting

99.8	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.9	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.10	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.11	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code