Form 40-F
period 2011-12-31
AGRIUM INC
filed 2012-03-02
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2011

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

157,821,735 Common Shares outstanding as of December 31, 2011

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

(1)	Annual Information Form for the Year Ended December 31, 2011 (included as Exhibit 99.1 hereto);
(2)	Management’s Discussion and Analysis from the 2011 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and
(3)	Audited Annual Financial Statements for the Year Ended December 31, 2011 (included as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.9—99.12 to this Annual Report on Form 40-F.

B.	Evaluation of Disclosure Controls and Procedures

Agrium Inc. (the “Registrant”) maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 filed as part of this Annual Report on Form 40-F.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Registrant. The Code of Business Conduct and Ethics has been posted on the Registrant’s web site and may be viewed by visiting www.agrium.com and selecting the “Guidelines & Policies” icon within the section entitled “Governance.”

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2010 and 2011. During these years, KPMG LLP was the Registrant’s only external auditor.

Category	Year Ended December 31
	2011 (CDN$) $	2010 (CDN$) $
Audit Fees(1)	$4,690,000	$3,080,000
Audit-Related Fees	Nil	Nil
Tax Fees(2)	$633,000	$490,000
All Other Fees	Nil	Nil
Total	$5,323,000	$3,570,000

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant has adopted a written policy pursuant to which the Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by the Registrant’s independent auditors. The pre-approved services specified in such policy are reviewed annually, and the audit and non-audit services to be provided by the Registrant’s independent auditors, as well as the budgeted amounts for such services, are also pre-approved annually. The Audit Committee has also delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services described in footnote 2 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included on page 53 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F and in note 9 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 51 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of the Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Victor J. Zaleschuk (Chair), David J. Lesar, John E. Lowe, Russell K. Girling and A. Anne McLellan.

RESERVE AND RESOURCE ESTIMATES

The Registrant’s mineral reserves have been estimated in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Exchange Act, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained in the documents incorporated into this Annual Report on Form 40-F by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.8 to this Annual Report on Form 40-F.

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

AGRIUM INC.

Date: March 2, 2012	By:	/s/ Michael M. Wilson
Name: Michael M. Wilson Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2011

99.2	Management’s Discussion and Analysis from the 2011 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2011

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6	Consent of ADM Consulting Limited

99.7	Consent of Erika D. Stoner, P.Eng

99.8	Mine Safety Disclosure

99.9	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.10	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.12	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code