Form 40-F/A
period 2011-12-31
AGRIUM INC
filed 2012-03-06
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

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

Yes  ☒             No  ☐

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

EXPLANATORY NOTICE TO READER

On March 2, 2012, Agrium Inc. (“the Company”) filed its annual report on Form 40-F for the year ended December 31, 2011 (the “Annual Report”). Subsequent to filing the Annual Report, the Company noted certain typographical errors in Exhibit 99.3 - Audited Annual Financial Statements for the Year Ended December 31, 2011. A corrected version of Exhibit 99.3, together with a consent of KPMG LLP and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, is filed herewith.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this amendment shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AGRIUM INC.

Date: March 6, 2012	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibits	Description

99.1*	Annual Information Form for the Year Ended December 31, 2011

99.2*	Management’s Discussion and Analysis from the 2011 Annual Report to Shareholders

99.3**	Audited Annual Financial Statements for the Year Ended December 31, 2011

99.4**	Consent of Independent Registered Public Accounting Firm

99.5*	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6*	Consent of ADM Consulting Limited

99.7*	Consent of Erika D. Stoner, P.Eng

99.8*	Mine Safety Disclosure

99.9**	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.10**	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11**	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.12**	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Previously filed
**	Filed herewith