Form 40-F
period 2012-12-31
AGRIUM INC
filed 2013-03-04
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2012

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

149,350,186 Common Shares outstanding as of December 31, 2012

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

Yes  ☐             No  ☐

The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and on Form F-10 (File No. 333-180315)).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

(1)	Annual Information Form for the Year Ended December 31, 2012 (included as Exhibit 99.1 hereto);
(2)	Management’s Discussion and Analysis from the 2012 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and
(3)	Audited Annual Financial Statements for the Year Ended December 31, 2012 (included as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2012 filed as part of this Annual Report on Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Mr. John E. Lowe has been determined to be such audit committee financial expert and is “independent” (as such term is defined in the New York Stock Exchange’s corporate governance standards).

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2011 and 2012. During these years, KPMG LLP was the Company’s only external auditor.

Category	Year Ended December 31
	2012 (CDN$)	2011 (CDN$)
Audit Fees(1)	4,377,000	4,690,000
Audit-Related Fees(2)	12,000	NIL
Tax Fees(3)	316,000	633,000
All Other Fees	NIL	NIL
Total	4,705,000	5,323,000

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant has adopted a written policy pursuant to which the Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by the Registrant’s independent auditors. The pre-approved services specified in such policy are reviewed annually, and the audit and non-audit services to be provided by the Registrant’s independent auditors, as well as the budgeted amounts for such services, are also pre-approved annually. The Audit Committee has also delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services described in footnotes 2 and 3 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included on page 61 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F and in note 25 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 59 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are John E. Lowe (Chair), Russell K. Girling, David J. Lesar, A. Anne McLellan and Frank W. Proto.

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

AGRIUM INC.

Date: March 4, 2013	By:	/s/ Michael M. Wilson
Name: Michael M. Wilson
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2012

99.2	Management’s Discussion and Analysis from the 2012 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2012

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6	Consent of ADM Consulting Limited

99.7	Consent of Erika D. Stoner, P.Eng

99.8	Mine Safety Disclosure

99.9	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.10	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.12	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code