Form 40-F
period 2014-12-31
AGRIUM INC
filed 2015-03-05
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2014

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

143,716,009 Common Shares outstanding as of December 31, 2014

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

Yes  ☐            No   ☐

The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and 333-195968) and on Form F-10 (File No. 333-195266).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

(1)	Annual Information Form for the Year Ended December 31, 2014 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2014 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2014 (included as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.10 – 99.13 to this Annual Report on Form 40-F.

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

We completed the Viterra acquisition on October 1, 2013 and the operations were excluded from management’s evaluation of the effectiveness of the Registrant’s internal control over financial reporting for 2013 due to the proximity of the acquisition to year-end. During 2014, we completed the integration of our Viterra control environment into our control environment to ensure controls were operating effectively as at December 31, 2014.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2014 filed as part of this Annual Report on Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

Except as disclosed in Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Registrant. The Code of Business Conduct and Ethics has been posted on the Registrant’s website and may be viewed by visiting www.agrium.com and selecting the “Governance Documents” tab within the section entitled “Governance”.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2014 and 2013. During these years, KPMG LLP was the Registrant’s only external auditor.

Category	Year Ended December 31,
	2014 CDN $	2013 CDN $
Audit Fees(1)	4,157,900	4,556,000
Audit-Related Fees(2)	NIL	15,000
Tax Fees(3)	369,700	245,000
All Other Fees	NIL	NIL
Total	4,527,600	4,816,000

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Registrant’s financial statements.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

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

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included on page 63 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F and in note 9 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 61 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are John E. Lowe (Chair), M. Marianne Harris, David C. Everitt, David J. Lesar, A. Anne McLellan, Derek G. Pannell and Mayo M. Schmidt.

RESERVE AND RESOURCE ESTIMATES

The Registrant’s mineral reserves have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Act of 1933, as amended, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained in the documents incorporated into this Annual Report on Form 40-F by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.9 to this Annual Report on Form 40-F.

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

AGRIUM INC.

Date: March 5, 2015	By:	/s/ Charles V. Magro
Name: Charles V. Magro
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2014

99.2	Management’s Discussion and Analysis from the 2014 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2014

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6	Consent of ADM Consulting Limited

99.7	Consent of Michael Ryan Bartsch, P. Eng.

99.8	Consent of Dennis William Aldo Grimm, P. Eng.

99.9	Mine Safety Disclosure

99.10	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.12	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.13	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code