Form 40-F
period 2015-12-31
AGRIUM INC
filed 2016-03-03
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2015

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

138,169,000 Common Shares outstanding as of December 31, 2015

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

(1)	Annual Information Form for the Year Ended December 31, 2015 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2015 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2015 (included as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.10 - 99.13 to this Annual Report on Form 40-F.

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 filed as part of this Annual Report on Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

Except as disclosed in Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2015 and 2014. During these years, KPMG LLP was the Registrant’s only external auditor.

	Year Ended December 31,
Category	2015	2014
	CDN $	CDN $
Audit Fees(1)	4,590,700	4,825,500
Audit-Related Fees(2)	14,000	NIL
Tax Fees(3)	198,500	429,000
All Other Fees	NIL	NIL
Total	4,803,200	5,254,500

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

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

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included on page 62 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F and in note 11 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 59 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Russell J. Horner (Chair), David C. Everitt, A. Anne McLellan, Derek G. Pannell and Victor J. Zaleschuk.

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

AGRIUM INC.

Date: March 3, 2016	By:	/s/ Charles V. Magro
		Name:	Charles V. Magro
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2015

99.2	Management’s Discussion and Analysis from the 2015 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2015

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6	Consent of ADM Consulting Limited

99.7	Consent of Michael Ryan Bartsch, P. Eng.

99.8	Consent of Dennis William Aldo Grimm, P. Eng.

99.9	Mine Safety Disclosure

99.10	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.12	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.13	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code