Form 40-F
period 2016-12-31
AGRIUM INC
filed 2017-03-02
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2016

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

138,175,525 Common Shares outstanding as of December 31, 2016

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

Yes  ☐            No  ☐

The Annual Report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and 333-195968) and on Form F-10 (File No. 333-211158).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

(1)	Annual Information Form for the Year Ended December 31, 2016 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2016 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2016 (included as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 filed as part of this Annual Report on Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

Except as disclosed in Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Ms. Maura J. Clark has been determined to be such audit committee financial expert and is “independent” (as such term is defined in the New York Stock Exchange’s corporate governance standards).

Paragraph 8(d) of General Instruction B to Form 40-F indicates that the designation of an individual as an audit committee financial expert does not make her an “expert” for any purpose, impose on her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on her as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

COMPLIANCE WITH NYSE LISTING STANDARDS ON CORPORATE GOVERNANCE

Our common shares are listed on the New York Stock Exchange (the “NYSE”), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with such standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2016 and 2015. During these years, KPMG LLP was the Registrant’s only external auditor.

	Year Ended December 31,
	2016	2015
Category	CDN $	CDN $
Audit Fees (1)	4,855,700	4,590,700
Audit-Related Fees (2)	9,000	14,000
Tax Fees (3)	215,800	198,500
All Other Fees	NIL	NIL
Total	5,080,500	4,803,200

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements, and are not included in Audit Fees.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2016 and 2015 in the amounts of $93,000 and $88,000, respectively.

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

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included on page 52 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F and in note 11 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 49 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Maura J. Clark, (Chair), David C. Everitt, Russell K. Girling and Russell Horner.

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

AGRIUM INC.

Date: March 2, 2017	By:	/s/ Charles V. Magro
	Name:	Charles V. Magro
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2016

99.2	Management’s Discussion and Analysis from the 2016 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2016

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6	Consent of ADM Consulting Limited

99.7	Consent of Michael Ryan Bartsch, P. Eng.

99.8	Consent of Dennis William Aldo Grimm, P. Eng.

99.9	Mine Safety Disclosure

99.10	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.12	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.13	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code