Form 40-F
period 2017-12-31
AGRIUM INC
filed 2018-02-26
CIK 943003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2017

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

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

U.S.A.

(212) 894-8940

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Not Applicable	Not Applicable

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

138,165,765 Common Shares outstanding as of December 31, 2017

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒1             No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384 and 333-222385) of Nutrien Ltd., as successor issuer to the registrant.

[1]	As of January 12, 2018, the registrant ceased to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, except for its obligation to file this annual report pursuant to Rule 12g-3(g) thereunder.

EXPLANATORY NOTE

On January 1, 2018, pursuant to the Arrangement Agreement, dated as of September 11, 2016 (the “Arrangement Agreement”), between Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (the “Registrant”), each of PotashCorp and the Registrant became an indirect wholly owned subsidiary of Nutrien Ltd. (the “Nutrien”), a parent entity formed to manage and hold the combined businesses of PotashCorp and the Registrant, pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

(1)	Annual Information Form for the Year Ended December 31, 2017 (included as Exhibit 99.1 hereto);

(2)	Management’s Discussion and Analysis from the 2017 Annual Report to Shareholders (included as Exhibit 99.2 hereto); and

(3)	Audited Annual Financial Statements for the Year Ended December 31, 2017 (included as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F. See “Controls & Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 filed as part of this Annual Report on Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

Except as disclosed in Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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

COMPLIANCE WITH NYSE LISTING STANDARDS ON CORPORATE

GOVERNANCE

As of December 31, 2017, our common shares were listed on the New York Stock Exchange (the “NYSE”), but as a listed foreign private issuer, the NYSE did not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we were in compliance in all material respects with the NYSE listing standards prior to the delisting of our common shares following the Arrangement.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Registrant. Prior to the Arrangement, the Code of Business Conduct and Ethics was posted on the Registrant’s website and available upon request.

Nutrien’s Code of Ethics is available in print to any shareholder who requests it. Requests for copies of Nutrien’s Code of Ethics should be made by contacting Nutrien in writing at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3 or 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, by telephone at (306) 933-8500, or on Nutrien’s website at www.nutrien.com.

In the past fiscal year, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2017 and 2016. During these years, KPMG LLP was the Registrant’s only external auditor.

	Year Ended December 31,
Category	2017 CDN $	2016 CDN $
Audit Fees (1)	4,201,500	4,855,700
Audit-Related Fees (2)	10,000	9,000
Tax Fees (3)	440,200	215,800
All Other Fees (4)	65,000	NIL
Total	4,716,700	5,080,500

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements, and are not included in Audit Fees.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2017 and 2016 in the amounts of $326,200 and $93,000, respectively.
(4)	For professional services rendered by KPMG LLP for cyber security risk assessment.

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

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included on page 24 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F and in note 11 to the Registrant’s audited annual financial statements included as Exhibit 99.3 of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 21 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Maura J. Clark, (Chair), David C. Everitt and Russell K. Girling.

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

AGRIUM INC.

Date: February 26, 2018	By:	/s/ Charles V. Magro
Name: Charles V. Magro
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2017

99.2	Management’s Discussion and Analysis from the 2017 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2017

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of A. Dave Mackintosh, B.Sc., P.Geo

99.6	Consent of ADM Consulting Limited

99.7	Consent of Michael Ryan Bartsch, P. Eng.

99.8	Consent of Dennis William Aldo Grimm, P. Eng.

99.9	Mine Safety Disclosure

99.10	Chief Executive Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.11	Chief Financial Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)

99.12	Chief Executive Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.13	Chief Financial Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive Data File